PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

THREE MONTH PERIOD ENDED APRIL 30, 2012

Contents	Page #
Notice	3
Condensed Interim Statements of Financial Position	4
Condensed Interim Statements of Changes in Equity	5
Condensed Interim Statements of Comprehensive Loss	6
Condensed Interim Statements of Cash Flows	7
Notes to the Condensed Interim Financial Statements	8 to 25

NOTICE

The accompanying unaudited condensed interim financial statements have been prepared by management and approved by the Audit Committee and Board of Directors.  The Company’s independent auditors have not performed a review of these financial statements.

PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

(Unaudited - prepared by Management)

	April 30, 2012	January 31, 2012

ASSETS

Current assets
Cash and cash equivalents	$ 308,527	$ 647,371
Receivables	1,972,847	38,004
Prepaid expenses and deposits	66,454	39,401

	2,347,828	724,776

Mineral property interests (Note 5)	4,832,500	4,832,500
Exploration and evaluation assets (Note 6)	23,738,483	23,797,860
Equipment, vehicles and furniture (Note 7)	38,539	41,837
Reclamation deposits	123,600	123,600

Total assets	$ 31,080,950	$ 29,520,573

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 110,404	$ 232,007
Amounts owing to related parties (Note 10)	35,330	22,305

	145,734	254,312

Shareholders' equity
Share Capital (Note 8)	48,878,748	48,727,168
Contributed surplus (Note 8)	8,952,281	8,586,499
Deficit	(26,895,813)	(28,047,406)

	30,935,216	29,266,261

Total liabilities and shareholders’ equity	$ 31,080,950	$ 29,520,573

Approved by the Board of Directors and authorized for issue on June 20, 2012:

“William Deeks”	“Greg Anderson”
William Deeks, Chairman	Gregory R. Anderson, CEO

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

	Number of Shares	Share Capital Amount	Contributed Surplus	Deficit	Total

Balance, January 31, 2011	12,020,289	47,367,605	6,104,170	(24,258,765)	29,213,010
Exercise of stock options	10,000	62,000	-	-	62,000
Share based payments	-	17,509	139,708	-	157,217
Loss for the period	-	-	-	(422,828)	(422,828)

Balance, April 30, 2011	12,030,289	47,447,114	6,243,878	(24,681,593)	29,009,399
Exercise of stock options	171,000	902,750	-	-	902,750
Share based payments	-	377,304	2,342,621	-	2,719,925
Loss for the period	-	-	-	(3,365,813)	(3,365,813)

Balance, January 31, 2012	12,201,289	48,727,168	8,586,499	(28,047,406)	29,266,261
Exercise of stock options	15,000	105,750	-	-	105,750
Share based payments	-	45,830	365,782	-	411,612
Loss for the period	-	-	-	1,151,593	1,151,593

Balance, April 30, 2012	12,216,289	$ 48,878,748	$ 8,952,281	$ (26,895,813)	$ 30,935,216

PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM STATEMENT OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

	Three Month Period ended April 30,
	2012	2011

OPERATING EXPENSES
Consulting fees - Share based payments (Note 8)	$ 68,163	$ 30,952
Depreciation	3,293	5,001
Directors fees	6,000	7,000
Directors fees - Share based payments (Note 8)	205,502	79,570
Filing and transfer agent fees	47,777	53,208
Foreign exchange (gain)loss	655	609
Finance income	(977)	(3,545)
Gain on settlement of litigation	(1,800,000)	-
Investor relations – related party (Note 10)	62,880	62,267
Investor relations fees - Share based payments (Note 8)	107,418	39,785
Office and miscellaneous	17,918	22,972
Office rent	24,265	21,671
Professional fees (Note 10)	32,949	53,321
Professional fees - Share based payments (Note 8)	28,591	6,132
Shareholder information and promotion	22,444	21,649
Telephone	4,343	4,184
Travel	9,087	9,776
Wages and benefits	6,161	7,498
Wages and benefits - Share based payments (Note 8)	1,938	778

Loss from operations	1,151,593	(422,828)

Income tax expense	-	-

Loss and comprehensive loss for the period	1,151,593	(422,828)

Basic and diluted loss per share (Note 9)	$ 0.09	$ (0.04)

PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM STATEMENT OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

	Three Month Period ended April 30,
	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	1,151,593	$ (422,828)
Items not affecting cash:
Depreciation	3,293	5,001
Share based payments	411,612	157,217

Changes in non-cash working capital items:
(Increase) decrease in receivables	(1,934,843)	(14,471)
(Increase) decrease in prepaids and deposits	(27,053)	(25,879)
Increase (decrease) in accounts payable and accrued liabilities	(21,071)	5,893
Increase (decrease) in amounts owing to related parties	9,025	4,100

Net cash used in operating activities	(407,444)	(290,967)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Share Capital	105,750	62,000

Net cash provided by financing activities	105,750	62,000

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests and Exploration and evaluation costs (net of recovery)	(37,150)	(464,523)

Net cash used in investing activities	(37,150)	(464,523)

Change in cash and cash equivalents during the period	(338,844)	(693,490)

Cash and cash equivalents, beginning of period	647,371	1,799,650

Cash and cash equivalents, end of period	$ 308,527	$ 1,106,160

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE THREE MONTH PERIOD ENDED APRIL 30, 2012 and 2011

1.

CORPORATE INFORMATION

The Company was incorporated on February 18, 1983 under the Company Act of British Columbia as Booker Gold Explorations Limited.  On February 8, 2000, the Company changed its name to Pacific Booker Minerals Inc.  The address of the Company’s corporate office and principal place of business is located at Suite #1702 - 1166 Alberni Street, Vancouver, British Columbia, Canada.

The Company’s principal business activity is the exploration of its mineral property interests, with its principal mineral property interests located in Canada.  The Company is listed on the TSX Venture Exchange (“TSX-V”) and the NYSE Amex Equities Exchange (“AMEX”) under the symbols “BKM” and “PBM”, respectively.

2.

BASIS OF PRESENTATION

(a)

Statement of compliance

These condensed interim financial statements are unaudited and are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), and do not include all of the information required for full annual financial statements.  The accounting policies and method of computation applied in these condensed interim financial statements are the same as those applied by the Company in its financial statements as at and for the year ended January 31, 2012.  These condensed interim financial statements should be read in conjunction with the audited financial statements for the year ended January 31, 2012.

The significant accounting policies applied in these condensed interim financial statements are based on IFRS issued and outstanding on June 20, 2012, the date on which the Board of Directors approved the condensed interim financial statements.

(b)

Going concern of operations

These condensed interim financial statements have been prepared on the basis of the accounting principles applicable to a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  These condensed interim financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.  The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.

The ability of the Company to realize the costs it has incurred to date on its mineral property interests is dependent upon the Company being able to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the mineral property interest.  To date, the Company has not earned any revenue and is considered to be in the advanced exploration stage.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE THREE MONTH PERIOD ENDED APRIL 30, 2012 and 2011

2.

BASIS OF PRESENTATION (cont’d)

(b)

Going concern of operations (cont’d)

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the statement of financial position.

	April 30, 2012	January 31, 2012

Working capital	$ 2,202,094	$ 470,464
Deficit	26,895,813	28,047,406

(c)

Basis of Measurement

The financial statements have been prepared under the historical cost convention, except for certain financial instruments which are measured at fair value through profit or loss.

(d)

Functional and presentation currency

The financial statements are presented in Canadian dollars, which is Company’s functional and presentation currency.

(e)

Critical accounting judgements and key sources of estimation uncertainty

The preparation of these financial statements, in conformity with IFRS, requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions of accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the financial statements are as follows:

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE THREE MONTH PERIOD ENDED APRIL 30, 2012 and 2011

2.

BASIS OF PRESENTATION (cont’d)

(e)

Critical accounting judgements and key sources of estimation uncertainty (cont’d)

(i)

Recoverability of asset carrying values for equipment, vehicles and furniture

The declining balance depreciation method used reflects the pattern in which management expects the asset’s future economic benefits to be consumed by the Company.  The Company assesses its equipment, vehicles and furniture for possible impairment if there are events or changes in circumstances that indicate that carrying values of the assets may not be recoverable, or at least, at every reporting period as described in Note 3(d).  Such indicators include changes in the Company’s business plans and evidence of physical damage.

(ii)

Share based payments

The Company has an equity-settled share-based compensation plan for directors, officers, employees and consultants.  Services received are measured by reference to the fair value of the equity instruments and are recognized as share-based compensation expense over the vesting period of the equity instruments with a corresponding increase to equity.  The fair value of share options are estimated on the date of grant by using the Black-Scholes option-pricing model, based on certain assumptions.  Those assumptions are described in Note 8 of the annual financial statements and include, among others, expected volatility, expected life of the options and number of options expected to vest.

(iii)

Taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors.  The Company reviews the adequacy of these provisions at the end of the reporting period.  However, it is possible that at some future date an additional liability could result from audits by taxing authorities.  Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

(iv)

Exploration and evaluation assets

Although the Company has taken steps to verify title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Recovery of amounts indicated under mining properties and the related exploration and evaluation assets are subject to the discovery of economically recoverable reserves, the Company's ability to obtain the financing required to complete development and profitable future production or the proceeds from the sale of such assets.  At April 30, 2012, management determined that the net carrying value of mining properties represented the best estimate of their net recoverable value.  Significant assumptions and estimates used by management to determine the recoverable value are included in Note 3(c).

(v)

Restoration and close down provisions

The Company recognizes reclamation and close down provisions based on “Best Estimate” which can be based on internal or external costs.  Significant assumptions used by management to ascertain the provision are described in Note 3(e).

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE THREE MONTH PERIOD ENDED APRIL 30, 2012 and 2011

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently, to all periods presented in these financial statements.  The significant accounting policies adopted by the Company are as follows:

(a)

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated to functional currency at the rate of exchange at the reporting date and non-monetary items are translated using the exchange rate at the date of the transaction. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions.  Exchange gains and losses arising on translation are included in the statement of profit or loss.

(b)

Cash and cash equivalents

Cash includes cash on hand and demand deposits.  Cash equivalents includes short-term, highly liquid investments that are readily convertible to known amounts of cash and have a maturity date of less than 90 days and are subject to an insignificant risk of change in value.

(c)

Mineral property interests and Exploration and evaluation assets

All costs related to the acquisition of mineral properties are capitalized as Mineral Property interest.  The recorded cost of mineral property interests is based on cash paid and the value of share consideration issued for mineral property interest acquisitions.

All pre-exploration costs, i.e. costs incurred prior to obtaining the legal right to undertake exploration and evaluation activities on an area of interest, are expensed as incurred.  Once the legal right to explore has been acquired, exploration and evaluation expenditures are capitalized in respect of each identifiable area of interest until the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.  Costs incurred include appropriate technical and administrative overheads.  Exploration and evaluation assets are carried at historical cost, less any impairment losses recognized.

When technical feasibility and commercial viability of extracting a mineral resource are demonstrable for an area of interest, the company stops capitalizing exploration and evaluation costs for that area, tests recognized exploration and evaluation assets for impairment and reclassifies any unimpaired exploration and evaluation assets either as tangible or intangible mine development assets according to the nature of the assets.  Mineral properties are reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value.  When a property is abandoned, all related costs are written off to operations.

(d)

Impairment

(i)

Financial assets

Financial assets are assessed at each reporting date to determine whether there is objective evidence that they are impaired.  A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate.  Losses are recognized in profit or loss and reflected in an allowance account against receivables.  Interest on the impaired asset continues to be recognized through the unwinding of the discount.  When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE THREE MONTH PERIOD ENDED APRIL 30, 2012 and 2011

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(d)

Impairment (cont’d)

(ii)

Non-financial assets

The carrying amounts of equipment are reviewed at each reporting date to determine whether there is any indication of impairment.

The carrying amounts of mining properties and exploration and evaluation assets are assessed for impairment only when indicators of impairment exist, typically when one of the following circumstances applies:

•

Exploration rights have / will expire in the near future;

•

No future substantive exploration expenditures are budgeted;

•

No commercially viable quantities discovered and exploration and evaluation activities will be discontinued;

•

Exploration and evaluation assets are unlikely to be fully recovered from successful development or sale.  If any such indication exists, then the asset’s recoverable amount is estimated.

Mining properties and exploration and evaluation assets are also assessed for impairment upon the transfer of exploration and evaluation assets to development assets regardless of whether facts and circumstances indicate that the carrying amount of the exploration and evaluation assets is in excess of their recoverable amount.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit", or "CGU").  The level identified by the group for the purposes of testing exploration and evaluation assets for impairment corresponds to each mining property.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount.  Impairment losses are recognized in profit or loss.  Impairment losses recognized in respect of CGUs are allocated to the assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE THREE MONTH PERIOD ENDED APRIL 30, 2012 and 2011

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(e)

Restoration and close down provision

The Company records the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred with a corresponding increase in the carrying value of the related mining asset.  The obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the production location.  The discounted liability is adjusted at the end of each period to reflect the passage of time, based on the discount rates that reflect current market assessments and the risks specific to the liability, and changes in the estimated future cash flows underlying the obligation.

The Company also estimates the timing of the outlays, which is subject to change depending on continued operation or newly discovered reserves.

The periodic unwinding of the discount is recognized in earnings as a finance cost.  Additional disturbances or changes in restoration costs will be recognized as changes to the corresponding assets and asset retirement obligation when they occur.

The Company has determined that it has no restoration obligations as at April 30, 2012.

(f)

Equipment, vehicles and furniture

Equipment, vehicles and furniture are recorded at cost.  Depreciation is calculated on the residual value, which is the historical cost of an asset less the allowances made.  Depreciation methods, useful life and residual value are reviewed at each financial year-end and adjusted, if appropriate.  Where an item of equipment, vehicles and furniture is comprised of major components with different useful lives, the components are accounted for as separate items.  The Company currently provides for depreciation annually as follows:

Automobile	30% declining balance
Computer equipment	30% to 45% declining balance
Office furniture and equipment	20% declining balance
Trailers	30% declining balance

(g)

Share based payments

The Company has an equity settled share based compensation plan that grants stock options to buy common shares of the Company to directors, officers, employees and consultants.  The fair value of stock options is estimated at the grant date, using the Black-Scholes option pricing model and recorded as share based payments expense in statement of profit and loss and credited to contributed surplus within shareholders’ equity, over the vesting period of the stock options, based on the Company’s estimate of the number of stock options that will eventually vest.

(h)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.  The weighted average number of common shares outstanding for the period ended April 30, 2012 do not include the nil (2011 – nil) warrants outstanding and the 2,183,057 (2011 – 1,948,057) stock options outstanding as the inclusion of these amounts would be anti-dilutive.  Basic loss per share is calculated using the weighted-average number of common shares outstanding during the period.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE THREE MONTH PERIOD ENDED APRIL 30, 2012 and 2011

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(i)

Income taxes

Income tax expense comprises current and deferred income tax.  Income tax is recognized in the statement of comprehensive loss except to the extent it relates to items recognized in other comprehensive income or directly in equity.

(i)

Current income tax

Current income tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible.  Current income tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation.  Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

(ii)

Deferred income tax

Deferred income taxes are the taxes expected to be payable or recoverable between the carrying amounts of assets in the statement of financial position and their corresponding tax bases used in the computation of taxable profit, and are accounted for using the statement of financial position liability method.  Deferred tax liabilities are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases.  Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.  Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred income tax liabilities:

•

are generally recognized for all taxable temporary differences;

•

are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future; and

•

are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred income tax assets:

•

are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and

•

are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of an asset to be recovered.

(j)

Financial Instruments

(i)

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired.  Management determines the classification of its financial assets at initial recognition.

Fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition.  Financial assets at fair value through profit or loss are initially recognized at fair value with changes in fair value recorded through the statement of comprehensive loss.  Cash and cash equivalents are included in this category of financial assets.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE THREE MONTH PERIOD ENDED APRIL 30, 2012 and 2011

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(j)

Financial Instruments (cont’d)

(i)

Financial assets (cont’d)

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date, and are carried at amortized cost, using the effective interest method, less any impairment.  Loans and receivables are comprised of amounts receivable and security deposits and due from related parties.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date.  Financial assets are impaired when there is any objective evidence that a financial asset or group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Financial assets are de-recognized when the contractual rights to the cash flows from the financial asset expire or when the contractual rights to those assets are transferred.

Gains or losses related to impairment or de-recognition are recognized in the statement of comprehensive loss in the period in which they occur.

(ii)

Financial liabilities

The Company classifies its financial liabilities as other financial liabilities.  Management determines the classification of its financial liabilities at initial recognition.  Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost.  Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in the profit and loss statement over the period to maturity using the effective interest method.

Other financial liabilities include accounts payable and accrued liabilities, convertible debentures, and long term debt.

Financial liabilities are classified as current liabilities if payment is due within one year or less.  If not, they are presented as non-current liabilities.

(k)

Equity Instruments

Equity instruments issued by the Company are recorded at the proceeds received net of direct issuance costs.

(l)

Leases

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases.  Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Leases in terms of which the Company does not assume substantially all the risks and rewards of ownership are classified as operating leases, which are recognised as an expense on a straight-line basis over the lease term.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE THREE MONTH PERIOD ENDED APRIL 30, 2012 and 2011

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(m)

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability.  The unwinding of the discount is recognized as a finance cost.

(n)

Finance costs

Finance costs comprise interest expense on borrowings and unwinding of the discount on provisions. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the income statement using the effective interest method.

4.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or International Financing Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after April 30, 2012.  Pronouncements that are not applicable or are not expected to have a significant impact on the Company have not been included below.

(a)

IFRS 9, Financial Instruments

The IASB has issued a new standard, IFRS 9, Financial Instruments (“IFRS 9”), which will ultimately replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”).  The replacement of IAS 39 is a multi-phase project with the objective of improving and simplifying the reporting for financial instruments and the issuance of IFRS 9 is part of the first phase of this project.  IFRS 9 uses a single approach to determine whether a financial asset or liability is measured at amortized cost or fair value, replacing the multiple rules in IAS 39.  For financial assets, the approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.  IFRS 9 requires a single impairment method to be used, replacing multiple impairment methods in IAS 39.  For financial liabilities measured at fair value, fair value changes due to changes in an entity’s credit risk are presented in other comprehensive income.  IFRS 9 is effective for annual periods beginning on or after January 1, 2015 with earlier adoption permitted.  The Company has not early-adopted the standard and is currently assessing the impact it will have on the financial statements.

(b)

IFRS 13, Fair Value Measurements

IFRS 13 defines fair value, sets out in a single IFRS framework for measuring value and requires disclosures about fair value measurements. The IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances.  IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013.  Earlier adoption is permitted.  The Company is currently evaluating the impact of the standard on its financial statements.

(c)

Amendments to IAS 1, Presentation of Financial Statements

The amendments introduce changes to presentation of items of other comprehensive income.  The amendments require that an entity present separately the items of other comprehensive income that would be reclassified to profit and loss in the future if certain conditions are met from those that would never be reclassified to profit and loss.  The amendments are to be applied effective July 1, 2012 and may be early adopted.  The amendments are to be applied retroactively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.  The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE THREE MONTH PERIOD ENDED APRIL 30, 2012 and 2011

5.

MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims.  The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, title to all of its interests are in good standing. The mineral property interests in which the Company has committed to earn an interest are located in Canada.

Morrison claims, Canada	April 30, 2012	January 31, 2012

Balance, beginning and end of period	$ 4,832,500	$ 4,832,500

Morrison claims

On April 19, 2004, the Company and Noranda Mining and Exploration Inc, “Noranda" (which was subsequently acquired by Falconbridge Limited, "Falconbridge", which was subsequently acquired by Xstrata LLP, "Xstrata”) signed an agreement whereby Noranda agreed to sell its remaining 50% interest to the Company such that the Company would have a 100% interest in the Morrison claims.  In order to obtain the remaining 50% interest, the Company agreed to:

i)

on or before June 19, 2004, pay $1,000,000 (paid to Noranda), issue 250,000 common shares  (issued to Noranda) and issue 250,000 share purchase warrants exercisable at $4.05 per share until June 5, 2006 (issued to Noranda);

ii)

pay $1,000,000 on or before October 19, 2005 (paid to Falconbridge);

iii)

pay $1,500,000 on or before April 19, 2007 (paid to Falconbridge); and

iv)

issue 250,000 common shares on or before commencement of commercial production.

In the event the trading price of the Company’s common shares is below $4.00 per share, the Company is obligated to pay, in cash, the difference between $1,000,000 and the average trading price which is less than $4.00 per share multiplied by 250,000 common shares.

The Company agreed to execute a re-transfer of its 100% interest to Falconbridge if the Company fails to comply with the terms of the agreement.  This re-transfer is held by a mutually acceptable third party until the final issue of shares has been made.

The Company has also acquired a 100% interest in certain mineral claims adjacent to the Morrison claims, subject to 1.5% NSR royalty.  On January 7, 2005, the Company signed an agreement to acquire an option for a 100% interest in additional claims in the Omineca District of B.C.  As consideration, the Company issued 45,000 common shares at a value of $180,000.

Hearne Hill claims

The Company held a 100% interest in the Hearne Hill claims located in the Omineca District of the Province of British Columbia (“B.C.”). During the year ended January 31, 2006, management decided not to continue with the Hearne Hill claims and wrote off the property to operations.  The Hearne Hill claims were subject to a legal claim, which was settled in during the year ended January 31, 2009.  Pursuant to the settlement, the Company retains the right, title and interest in and to all claims that were the subject of the action, with the exception of Mineral Tenure No. 242812 (the “Hearne 1 Claim”) and Mineral Tenure No. 242813 (the “Hearne 2 Claim”), which were transferred to the plaintiff optionors.  No cash payment was made to the plaintiffs and all claims in the action have been dismissed.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE THREE MONTH PERIOD ENDED APRIL 30, 2012 and 2011

5.

MINERAL PROPERTY INTERESTS (cont’d)

Copper claims

The Company holds a 100% interest in certain mineral claims located in the Granisle area of B.C., subject to a 3% NSR royalty.  These claims are located near the Morrison claims.  The Company has met its requirements to maintain its recorded interest in the mineral claims with the Province of B.C. until 2016 and there are no other payments required until that year.  During the year ended January 31, 2005, management decided not to continue with these claims and therefore, the amounts were written-off to operations.

CUB claims

The Company holds a 100% interest in certain mineral claims located in the Granisle area of B.C., subject to a 3% NSR royalty.  These claims are located near the Morrison claims.  The Company has met its requirements to maintain its recorded interest in the mineral claims with the Province of B.C. until 2016 and there are no other payments required until that year.  During the year ended January 31, 2005, management decided not to continue with these claims and therefore, the amounts were written-off to operations.

6.

EXPLORATION AND EVALUATION ASSETS

	Three Month Period ended April 30,
Morrison claims, Canada	2012	2011

Balance, beginning of period	$ 23,797,860	$ 22,664,614

Exploration and evaluation costs
Additions
Depreciation	5	145
Supplies and camp	4,500	4,500
Community consultation
Geological and geophysical	20	60
Sub-contracts and labour	2,438	5,138
Environmental
Assays	8,913	3,393
Geological and geophysical	69,798	287,647
Supplies and general	43	11,952
Metallurgical
Assays	150	150
Geological and geophysical	3,100	3,100
Scoping/Feasibility study
Geological and geophysical	(182,466)	-
Sub-contracts and labour	33,329	104,918
Promotion and education	684	-
Supplies and general	109	108

Total Exploration and evaluation costs for the period	$ (59,377)	$ 421,111

Balance, end of period	$ 23,738,483	$ 23,085,725

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE THREE MONTH PERIOD ENDED APRIL 30, 2012 and 2011

7.

EQUIPMENT, VEHICLES AND FURNITURE

	Balance February 1, 2012	Additions for period	Disposals for period	Balance April 30, 2012

Trailers
Value at Cost	$ 25,000	$ -	$ -	$ 25,000
Accumulated Depreciation	(24,929)	(5)	-	(24,934)
Net book value	$ 71	$ (5)	$ -	$ 66

Automobile
Value at Cost	$ 67,320	$ -	$ -	$ 67,320
Accumulated Depreciation	(39,282)	(2,102)	-	(41,384)
Net book value	$ 28,038	$ (2,102)	$ -	$ 25,936

Office furniture and equipment
Value at Cost	$ 50,528	$ -	$ -	$ 50,528
Accumulated Depreciation	(45,153)	(269)	-	(45,422)
Net book value	$ 5,375	$ (269)	$ -	$ 5,106

Computer equipment
Value at Cost	$ 88,283	$ -	$ -	$ 88,283
Accumulated Depreciation	(79,930)	(922)	-	(80,852)
Net book value	$ 8,353	$ (922)	$ -	$ 7,431

Totals	$ 41,837	$ (3,298)	$ -	$ 38,539

	Balance February 1, 2011	Additions for period	Disposals for period	Balance January 31, 2012

Trailers
Value at Cost	$ 25,000	$ -	$ -	$ 25,000
Accumulated Depreciation	(24,899)	(30)	-	(24,929)
Net book value	$ 101	$ (30)	$ -	$ 71

Automobile
Value at Cost	$ 80,160	$ -	$ (12,840)	$ 67,320
Accumulated Depreciation	(38,271)	(12,292)	11,281	(39,282)
Net book value	$ 41,889	$ (12,292)	$ (1,559)	$ 28,038

Office furniture and equipment
Value at Cost	$ 50,528	$ -	$ -	$ 50,528
Accumulated Depreciation	(43,809)	(1,344)	-	(45,153)
Net book value	$ 6,719	$ (1,344)	$ -	$ 5,375

Computer equipment
Value at Cost	$ 88,283	$ -	$ -	$ 88,283
Accumulated Depreciation	(73,284)	(6,646)	-	(79,930)
Net book value	$ 14,999	$ (6,646)	$ -	$ 8,353

Totals	$ 63,708	$ (20,312)	$ (1,559)	$ 41,837

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE THREE MONTH PERIOD ENDED APRIL 30, 2012 and 2011

8.

SHARE CAPITAL, SHARE BASED PAYMENTS AND CONTRIBUTED SURPLUS

Authorized:  100,000,000 common shares without par value

Share based payments

During the fiscal year ended January 31, 2004, the Company adopted an equity settled stock option plan whereby the Company can reserve approximately 20% of its outstanding shares for issuance to officers and directors, employees and consultants.  Under the plan, the exercise price of each option equals the market price of the Company’s stock as calculated on the date of grant.  These options can be granted for a maximum term of 10 years, and are subject to a vesting provision whereby 12.5% are exercisable on the date of the grant and 12.5% become exercisable every three months thereafter.  All options will be vested after twenty one months.

During the period ended April 30, 2012, 15,000 stock options (2011 - 10,000) with an exercise price of $7.05 (2011 - $6.20) were exercised for total proceeds of $105,750 (2011 - $62,000).

Stock option transactions are summarized as follows:

	For the Three Month Period ended April 30,
	2012		2011
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of period	2,198,057	$ 7.44	2,008,057	$ 8.02
Granted	-	-	-	-
Cancelled	-	-	-	-
Exercised	(15,000)	7.05	(10,000)	6.20
Expired	-	-	(50,000)	6.20

Outstanding, end of period	2,183,057	$ 7.45	1,948,057	$ 8.07

Options exercisable, end of period	1,675,643	$ 7.45	1,754,207	$ 8.11

Weighted average remaining life of outstanding options granted in years		4.19		2.55

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE THREE MONTH PERIOD ENDED APRIL 30, 2012 and 2011

8.

SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

Stock options (cont’d)

The following stock options were outstanding at April 30, 2012:

Number of Options Outstanding	Number Currently Exercisable	Exercise Price	Expiry Date

617,530	617,530	$ 7.81	June 23, 2013 (5,000 exercised subsequently)
175,000	175,000	$ 5.75	July 13, 2014
375,700	375,700	$ 7.70	June 30, 2017
606,827	303,413	$ 7.44	May 16, 2018
408,000	204,000	$ 7.40	June 20, 2018

Share based payment expense

Total share based payments recognized during the period ended April 30, 2012 was $411,612 (2011 – $157,217) which has been recorded in the statements of operations as Share based payments with corresponding contributed surplus recorded in shareholders' equity.

Warrants

No share purchase warrants were outstanding at April 30, 2012 and 2011

9.

LOSS PER SHARE

The weighted average number of common shares outstanding for the period ended April 30, 2012 do not include the nil (2011 – nil) warrants outstanding and the 2,183,057 (2011 – 1,948,057) stock options outstanding as the inclusion of these amounts would be anti-dilutive.  Basic loss per share is calculated using the weighted-average number of common shares outstanding during the period.

	Three Month Period ended April 30,
	2012	2011

Basic and diluted loss per common share	$ 0.09	$ (0.04)

Weighted average number of common shares outstanding	12,205,233	12,021,525

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE THREE MONTH PERIOD ENDED APRIL 30, 2012 and 2011

10.

RELATED PARTY TRANSACTIONS AND AMOUNTS OWING TO

The Company entered into the following transactions with related parties:

		For the Three Month Period ended April 30,
		2012			2011
Paid to a:		Amounts paid or payable	Share based payment	Owed at period end	Amounts paid or payable	Share based payment	Owed at period end

director for investor relations		$ 29,880	$ 52,112	$ 5,345	$ 29,267	$ 19,893	$ 5,109
director for investor relations		33,000	55,306	13,407	33,000	19,892	11,841
director for consulting services	(a)	24,000	55,306	9,320	24,000	19,892	4,807
spouse of a director	(b)	-	1,938	-	312	-	-
officer of the company	(c)	8,550	28,591	1,789	8,588	6,132	1,537
owed to directors		-		5,469	-		8,233

		$ 95,430	$ 193,253	$ 35,330	$ 95,167	$ 65,809	$ 31,527

a)

fees for project management services which have been capitalized to subcontracts on the Morrison claims and stock based payments which have been allocated to operating expenses.

b)

wages for administrative assistant services which have been capitalized to subcontracts on the Morrison claims and stock based payments which have been allocated to operating expenses.

c)

for accounting and management services.

These transactions were in the normal course of operations and have been measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties.  The amounts owing are non-interest bearing, unsecured and have no fixed terms of repayment.

Compensation of key management personnel

Key management personnel includes Directors and Executives of the Company.  The compensation paid or payable to key management personnel is as follows:

	Three Month Period ended April 30,
	2012	2011

Remuneration or fees	$ 101,430	$ 101,855
Share-based payments	396,817	145,379

Total compensation paid to key management personnel	$ 498,247	$ 247,234

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE THREE MONTH PERIOD ENDED APRIL 30, 2012 and 2011

11.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Three Month Period ended April 30,
	2012	2011

Non-cash transactions were as follows:
deferred exploration expense recorded as accounts payable	$ 57,977	$ 230,050
deferred exploration expense recorded as owing to related parties	$ 8,000	$ 4,098
recorded Depreciation expense on property and equipment as Exploration and evaluation assets	$ 5	$ 145

12.

SEGMENTED INFORMATION

The Company has determined that it had only one operating segment, i.e. mining exploration.  The Company’s mining operations are centralized whereby the Company’s head office is responsible for the exploration results and to provide support in addressing local and regional issues.  As at April 30, 2012 and 2011, the Company’s assets are all located in Canada (Notes 5 and 7).

13.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company's financial instruments include cash and cash equivalents, receivables and deposits, and accounts payable and accrued liabilities and reclamation deposits.  The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity.

The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company's activities.  The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company's exposure to each of the above risks and the Company's objectives, policies and processes for measuring and managing these risks.  Further quantitative disclosures are included throughout these financial statements.  The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Board has implemented and monitors compliance with risk management policies.

(a)  Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.  The Company's accounts receivable primarily relates to Harmonized Sales Tax input tax credits and accrued interest. Accordingly, the Company views credit risk on accounts receivable as minimal.

(b)  Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due.  The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company's reputation.

The Company anticipates it will have adequate liquidity to fund its financial liabilities through cash on hand and future equity contributions.

As at April 30, 2012, the Company's financial liabilities were comprised of accounts payable and accrued liabilities which have a maturity of less than one year.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE THREE MONTH PERIOD ENDED APRIL 30, 2012 and 2011

13.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont’d)

(c)  Market risk

Market risk consists of currency risk, commodity price risk and interest rate risk.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

(i)

Currency risk--Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates.  Although the Company is considered to be in the exploration stage and has not yet developed commercial mineral interests, the underlying market prices in Canada for minerals are impacted by changes in the exchange rate between the Canadian and United States dollar.  As most of the Company's transactions are denominated in Canadian dollars, the Company is not exposed to foreign currency exchange risk at this time.

(ii)

Commodity price risk--Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices.  Commodity prices for minerals are impacted by world economic events that dictate the levels of supply and demand as well as the relationship between the Canadian and United States dollar, as outlined above.  As the Company has not yet developed commercial mineral interests, it is not exposed to commodity price risk at this time.

(iii)

Interest rate risk--Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. As the Company has no debt or interest-earning investments, it is not exposed to interest rate risk at this time.

14.

CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.  The Company defines capital that it manages as share capital.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company is in the business of mineral exploration and has no source of operating revenue. Operations are financed through the issuance of capital stock.  Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs.  The Company is not subject to any externally imposed capital restrictions.  Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities.  The Company’s objectives have not changed during the period ended April 30, 2012.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

FOR THE THREE MONTH PERIOD ENDED APRIL 30, 2012 and 2011

15.

CONTINGENCY

During the fiscal year ended January 31, 2011, the Company was served with a Notice of Civil Claim by Rescan Environmental Services Ltd. (Rescan).  The claim stems from Rescan’s demand for payment of $191,997.54 in outstanding invoices, which the Company disputed.  The Company filed its Response to the Notice of Civil Claim served by Rescan in September 2010.  The Company also filed a Counterclaim against Rescan seeking damages for professional negligence, misrepresentation, and breach of contract.  During the fiscal year ended January 31, 2012, Rescan submitted an amended response to the counterclaim.  Subsequent to the end of the period, the Company announced that this litigation had been resolved.

16.

EVENTS AFTER REPORTING DATE

Subsequent to the end of the period, the Company has issued 5,000 common shares on exercise of options for total proceeds of $39,050 and a reclassification of Contributed surplus to capital stock in the amount of $14,374.  The Company has not granted any options or announced any private placements.